

November 7, 2013

Via E-mail
Mr. Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37<sup>th</sup> Floor
New York, NY 10022

> **Re:    Travelzoo Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 11, 2013**
> **File No. 000-50171**

Dear Mr. Ceremony:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11.  Executive Compensation, page 5

1.     Please clarify the discussion of the quarterly targets that were met under the performance bonus plan for each of your named executive officers in future filings.  For example, it is unclear why you state that the quarterly targets for Christopher Loughlin were not met in 2012 but "certain targets for the fourth quarter" of 2012 were met for Glen Ceremony when it appears that the 2012 performance bonuses for both officers were based on the same criteria.  As another example, it is unclear which quarterly targets for North America were met in the third and fourth quarters of 2012 by Shirley Tafoya and whether Mark Webb met any of his quarterly performance targets.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 14

2.      Please ensure that you disclose all the shares that each person listed in the table on page 14 has the right to acquire within 60 days.  In this regard, we note that you did not disclose the vested options held by Glen Ceremony, Christopher Loughlin and Shirley Tafoya which you disclose in the definitive proxy statement filed on July 25, 2013.  See Item 403(b) of Regulation S-K.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 17

3.      It appears that you should disclose your relationship with Azzurro Capital Inc. as a related party transaction and discuss the fees received under the Hosting Agreement and Referral Agreement pursuant to Item 404 of Regulation S-K.  Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor